HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203

William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                               September 18, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-3
            File No. 333-187697

     This office represents Vanguard Energy Corporation (the "Company").

     Amendment No. 3 to the above captioned registration statement have been filed with the Commission. In response to the staff's letter of July 31, 2013:

          o the units issuable upon the exercise of the underwriters' warrants have been removed from the filing, and

          o    the legal opinion, filed as Exhibit 5, has been revised.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                            By
                               William T.  Hart